FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release under the headings “About Tesco Stores Ltd.” on the website at www.reducol.com, and Tesco.com are not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release:	February 28, 2006

Forbes Medi-Tech Announces Launch of Cholesterol-Lowering Milk Drink with Reducol™ at Tesco Stores Ltd.

~UK’s Largest Retailer Increases Range of Reducol™ Enriched Products to Four~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced UK’s largest retailer, Tesco Stores Ltd (Tesco), has started selling a milk drink incorporating Forbes Medi-Tech’s cholesterol-lowering ingredient, Reducol™. The milk drink is marketed under the Tesco private label brand.

“The addition of a cholesterol-lowering milk drink to the range of Tesco products strengthens product positioning for Reducol™ and helps build market share for Tesco’s private label brand,” said Charles Butt, President and CEO of Forbes Medi-Tech. “Launching four products, incorporating Reducol™, with UK’s leading retailer is a very promising start to the year.”

The everyday retail price of the 1 Litre container is GBP 0.99. Earlier this year, Tesco launched a margarine spread, yogurt, and yogurt drink incorporating Reducol™. Anticipated revenue resulting from the launch of Reducol™-based products will be included in Forbes’ 2006 revenue guidance, currently scheduled to be released during the first quarter of 2006.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Tesco Stores Ltd

Tesco is the UK's largest retailer. Tesco has reached this position through its four-part strategy for growth:

1.

Tesco focuses on a strong core UK business by offering customers excellent value, choice and convenience

2.

Tesco aims to be as strong in non-food as it is in food

3.

Tesco follows the customer into new areas of retailing services such as financial services (Tesco Personal Finance), internet shopping (Tesco.com) and telephony (Tesco telecom).

4.

Tesco wants to be an international retailer with a long term strategy for growth.

The Tesco Group reported GBP$37.1 billion in sales for FY2005. It has 2,318 stores and employs 326,000 people in the 12 countries in which it operates. In Europe, outside the UK, it operates in Ireland, Hungary, Poland, Czech Republic, Slovakia and Turkey where it has 261 stores and 55,000 employees. In Asia it has 179 stores and 34,000 employees across its businesses in Thailand, South Korea, Taiwan, Malaysia and Japan. It is the market leader in 6 of the countries it trades in. Wherever it operates it has one core purpose "Creating value for customers to earn their lifetime loyalty" and two values "No-one tries harder for customers"; "Treat people how we like to be treated" that directs how it operates.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

# # #

For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech has relied solely on Tesco for the information about Tesco provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website..  This News Release contains forward-looking statements regarding products containing Reducol™, and the Company’s 2006 revenue guidance, which statements can be identified by the use of forward-looking terminology such as “helps build”, “promising start”, “anticipated”, “scheduled” “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the risk of early termination of the Company’s arrangements with Tesco; the Company’s reliance on Tesco and Fayrefield Foods for performance; uncertainty regarding market acceptance and demand for products containing Reducol™; product development risks; intellectual property risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; raw material supply risk; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; changes in business strategy or development plans; exchange rate fluctuations;  and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.